                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)

                           United Retail Group, Inc.
                           -------------------------
                               (Name of Issuer)

                        (Common Stock ($.001 Par Value)
                        -------------------------------
                        (Title of Class of Securities)

                                   911380103
                                   ---------
                                (CUSIP Number)

  Samuel P. Fried, Esq., Vice President and General Counsel, The Limited, Inc.,
     Three Limited Parkway, Columbus, Ohio 43216, Telephone: (614) 479-7199
     ----------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 5, 1997
                                ----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ___.

Check the following box if a fee is being paid with the statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 911380103
          ---------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Limited Direct Associates, L.P.
     I.R.S. # 31-1251727

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
          AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER OF SHARES       7.  SOLE VOTING POWER
 BENEFICIALLY OWNED        0
 BY EACH REPORTING
 PERSON WITH

                       8.  SHARED VOTING POWER
                           5,886,611

                       9.  SOLE DISPOSITIVE POWER
                           0

                       10. SHARED DISPOSITIVE POWER
                           2,600,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,886,611

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     43.1%

14.  TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D

CUSIP NO. 9113801103
          ----------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Limited Direct, Inc.
     I.R.S. # 51-0301511

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
          AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES      7.  SOLE VOTING POWER
 BENEFICIALLY OWNED       0
 BY EACH REPORTING
 PERSON WITH

                      8.  SHARED VOTING POWER
                          5,886,611

                      9.  SOLE DISPOSITIVE POWER
                          0

                      10. SHARED DISPOSITIVE POWER
                          2,600,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,886,611

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     43.1%

14.  TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D

CUSIP NO. 911380103
          ---------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Limited, Inc.
     I.R.S. # 31-1029810

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
          WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES      7.  SOLE VOTING POWER
 BENEFICIALLY OWNED       0
 BY EACH REPORTING
 PERSON WITH

                      8.  SHARED VOTING POWER
                          5,886,611

                      9.  SOLE DISPOSITIVE POWER
                          0

                      10. SHARED DISPOSITIVE POWER
                          2,600,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,886,611

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     43.1%

14.  TYPE OF REPORTING PERSON
          CO

                  AMENDMENT NO. 4 TO STATEMENT ON SCHEDULE 13D
                  --------------------------------------------


               This Amendment No. 4 to Schedule 13D is being filed on behalf of Limited Direct Associates, L.P. ("LDA"), a Delaware limited partnership, Limited Direct, Inc., a Delaware corporation and the general partner of LDA, and The Limited, Inc., a Delaware corporation and the ultimate parent of LDA, in connection with United Retail Group, Inc. Common Stock ("URGI Common Stock") held by LDA. This Amendment No. 4 amends and restates the statement on Schedule 13D filed with the Commission by the reporting persons on July 22, 1993, as amended by Amendments No. 1, No. 2 and No. 3 thereto.

     ITEM 1.  SECURITY AND ISSUER.

               Common Stock (par value $.001 per share) (the "Common Stock") United Retail Group, Inc. ("URGI" or the "Issuer")
               365 West Passaic Street
               Rochelle Park, NJ  07662


     ITEM 2.  IDENTITY AND BACKGROUND.

               NAME:

          See Item 1 of the cover pages attached hereto for the names of the reporting persons.

          The following persons are executive officers, directors or controlling persons of Limited Direct, Inc. or of The Limited, Inc. (the "Executive Officers and Directors"):

          Leslie H. Wexner
          Michael A. Weiss
          Kenneth B. Gilman
          Bella Wexner
          Patrick Hectorne
          Martin Trust
          E. Gordon Gee
          Leonard A. Schlesinger
          Daniel P. Finkelman
          Jon Ricker
          Kent A. Kleeberger
          C. David Zoba
          Eugene M. Freedman
          David T. Kollat

          Claudine B. Malone
          Donald B. Shackelford
          Allan R. Tessler
          Raymond Zimmerman
          Arnold F. Kanarick
          Wade H. Buff
          Alfred S. Dietzel
          Jack Listanowsky
          Samuel P. Fried
          William K. Gerber
          Charles W. Hinson
          Edward Razek
          George R. Sappenfield, III
          Bruce A. Soll
          Timothy B. Lyons

          STATE OF ORGANIZATION OR CITIZENSHIP:

          See Item 6 of the cover pages attached hereto for the state of organization of the reporting persons.

          The Executive Officers and Directors are citizens of the United
          States.

          PRINCIPAL BUSINESS OR OCCUPATION:

          The principal business of Limited Direct Associates, L.P., Limited Direct, Inc. and The Limited, Inc. is the retail sale of clothing.

          The follow are the present principal occupations or employments of each of the Executive Officers and Directors:

          Leslie H. Wexner is President and Chief Executive Officer of The Limited, Inc. He is Chairman of the Board of Directors of The Limited, Inc.

          Michael A. Weiss is a director of The Limited, Inc.

          Kenneth B. Gilman is Vice Chairman and Chief Financial Officer of The Limited, Inc. Mr. Gilman is a director of The Limited, Inc. He is also President and Assistant Secretary and a director of Limited Direct, Inc.

          Bella Wexner is Secretary of The Limited, Inc. Ms. Wexner is a director of The Limited, Inc.

          Patrick Hectorne is Treasurer of The Limited, Inc. Mr. Hectorne is also Treasurer of Limited Direct, Inc.

          Martin Trust is President of Mast Industries, Inc., a wholly-owned subsidiary of The Limited, Inc. He is a director of The Limited, Inc.

          E. Gordon Gee is President of The Ohio State University. Dr. Gee is a director of The Limited, Inc.

          Dr. Leonard A. Schlesinger is a Professor of Business Administration at the Harvard Business School. Dr. Schlesinger is a director of The Limited, Inc.

          Daniel P. Finkelman is Vice President Strategic Planning of The Limited, Inc.

          Jon Ricker is Vice President and Chief Information Officer of The Limited, Inc.

          Kent A. Kleeberger is Corporate Controller of The Limited, Inc.

          C. David Zoba is Vice President and Senior Real Estate Counsel of The Limited, Inc.

          Eugene M. Freedman is a Senior Advisor to and director of Monitor Company, Inc. Mr. Freedman is a director of The Limited, Inc.

          David T. Kollat is Chairman of 22 Inc., a management consulting firm. He is a director of The Limited, Inc.

          Claudine B. Malone is a management consultant for Financial & Management Consulting, Inc., a management consulting firm. She is a director of The Limited, Inc.

          Donald B. Shackelford is Chairman of the Board of State Savings Bank. Mr. Shackelford is a director of The Limited, Inc.

          Allan R. Tessler is Chairman of the Board and Chief Executive Officer of International Financial Group, Inc., a merchant banking concern; Chairman of the Board and Chief Executive officer of Ameriscribe Corporation, a provider of reprographic and related facilities management services; Chairman of the Board of Enhance Financial Services, a financial guaranty reinsurance company; of counsel to the law firm of Shea & Gould; and Co-Chairman and Chief Executive Officer of Data Broadcasting Corporation, a data broadcasting network. Mr. Tessler is a director of The Limited, Inc.

          Raymond Zimmerman is Chairman of the Board, President and director of Service Merchandise Company, Inc., a retail catalogue merchandising business. Mr. Zimmerman is a director of The Limited, Inc.

          Arnold F. Kanarick is Executive Vice President and Director of Human Resources of The Limited, Inc.

          Wade H. Buff is Vice President-Internal Audit of The Limited, Inc.

          Alfred S. Dietzel is Vice President-Financial and Public Relations of The Limited, Inc.

          Jack Listanowsky is Vice President and Chief Sourcing and Production Officer of The Limited, Inc.

          Samuel P. Fried is Vice President and General Counsel of The Limited, Inc. Mr. Fried is General Counsel and Assistant Secretary of Limited Direct, Inc.

          William K. Gerber is Vice President of Finance of The Limited, Inc. Mr Gerber is Vice President of Limited Direct, Inc.

          Charles W. Hinson is President-Store Planning of The Limited, Inc.

          Edward Razek is Vice President and Director of Marketing of The Limited, Inc.

          George R. Sappenfield, III, is President-Real Estate of The Limited, Inc.

          Bruce A. Soll is Vice President and Counsel of The Limited, Inc.

          Timothy B. Lyons is Vice President, Taxes and Assistant Secretary of The Limited, Inc. Mr. Lyons is a director of The Limited, Inc. He is also Vice President and Secretary and a director of Limited Direct, Inc.

          ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE:

          For Limited Direct Associates, L.P.:

               Three Limited Parkway
               Columbus, OH  43216

          For Limited Direct, Inc.:

               Three Limited Parkway
               Columbus, OH  43216

          For The Limited, Inc.:

               Three Limited Parkway
               Columbus, OH  43216

          For: Leslie H. Wexner
               Michael A. Weiss
               Kenneth B. Gilman
               Bella Wexner
               Patrick Hectorne
               Arnold F. Kanarick
               Wade H. Buff
               Alfred S. Dietzel
               Jack Listanowsky
               Samuel P. Fried
               William K. Gerber
               Charles W. Hinson
               Edward Razek
               George R. Sappenfield, III
               Bruce A. Soll
               Timothy B. Lyons
               Daniel P. Finkelman
               Jon Ricker
               Kent A. Kleeberger
               C. David Zoba

               The Limited, Inc.
               Three Limited Parkway
               Columbus, OH  43216

          For E. Gordon Gee:

               The Ohio State University
               205 Administration Building
               190 North Oval Mall
               Columbus, OH  43210

          For Dr. Leonard A. Schlesinger:

               Harvard Business School
               Baker Library Rm 463
               Boston, MA 02163

          For Eugene M. Freedman:

               Monitor Company, Inc.
               25 First Street
               Cambridge, MA 02141

          For David T. Kollat:

               22, Inc.
               6099 Riverside Drive, Suite 106
               Dublin, OH  43017


          For Claudine B. Malone:

               Financial & Management Consulting, Inc.
               7570 Potomac Fall Road
               McLean, VA  22102

          For Donald B. Shackelford:

               State Savings Company
               20 East Broad Street
               Columbus, OH 43215

          For Allan R. Tessler, Esq.:

               International Financial Group, Inc.
                  of Wyoming
               25 East 78th Street
               New York, NY 10021

          For Martin A. Trust:

               Mast Industries, Inc.
               100 Old River Road
               Andover, MA  01810

          For Raymond Zimmerman:

               Service Merchandise
               1600 Vaden Boulevard
               I-65 Moore's Lane
               Brentwood, TN  37027

          ADDRESS OF PRINCIPAL OFFICE:

          See "Address of principal business" listed above in this Item 2 for the addresses of the principal offices of the reporting persons and of the Executive Officers and Directors.

          NO CONVICTIONS IN CRIMINAL PROCEEDINGS:

          The reporting persons and the Executive Officers and Directors have not been convicted in any criminal proceeding during the last five years.

          NO SECURITIES LAWS VIOLATIONS:

          The reporting persons and the Executive Officers and Directors have not been subject, during the last five years, to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of civil proceedings.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The funds used by LDA to purchase the shares of Common Stock purchased to date were contributed to LDA from internally generated funds of The Limited, Inc., the ultimate parent of LDA, in the amount of approximately $7,500,000.

          The information set forth in this Item 3 with respect to the Management Stockholders, with whom the reporting persons share voting power over shares of URGI Common Stock, is based on information received from URGI or such Management Stockholders or otherwise publicly available.

          The following Management Stockholders party to the Restated Stockholders' Agreement described in Items 5 and 6 (see Exhibit 1) purchased the respective numbers of Shares of Common Stock from URGI for $1.00 cash per share in July 1989, and continue to hold the respective numbers of Shares, indicated below:

               Name                Shares Purchased  Shares Held
               ------------------  ----------------  -----------

               Raphael Benaroya           1,500,000    1,500,000

               George R. Remeta             225,000      225,000

               Ellen Demaio                  25,000       25,000

               Bradley Orloff                25,000       22,000

               Fredric E. Stern              25,000       25,000

          Limited Service Corporation, a subsidiary of The Limited, Inc., entered into Repayment Agreements, dated July 17, 1989, with the Management Stockholders listed above and five other Management Stockholders who are no longer employees of URGI. Pursuant to the Repayment Agreements, Limited Service Corporation was to make interest payments without any reimbursement on certain loans from Bank of New York ("BONY") ("Purchase Money Loans") obtained by the Management Stockholders to finance a portion of the purchase price of the Common Stock they acquired at the time. In August 1994, the Management Stockholders paid the principal of the Purchase Money Loans and Limited Service Corporation paid the accrued interest at the prime rate.

          The respective principal amounts of the Purchase Money Loans to the Management Stockholders listed above were: Mr. Benaroya - $1,000,000; Mr. Remeta - $112,500; and each of Ms. Demaio, Mr. Orloff and Mr. Stern - $12,500.

          Mr. Benaroya borrowed an additional $300,000 from BONY in July 1989 to finance a further portion of the purchase price of Shares. He repaid the loan in three equal annual installments with interest at the prime rate.

     ITEM 4.  PURPOSE OF TRANSACTION.

          In 1993, LDA contemplated making a contribution of approximately 500,000 shares of Common Stock acquired by LDA in 1989 to a charitable foundation not affiliated with LDA. In order to maintain the current accounting treatment of its interest in URGI, LDA acquired an equal number of shares of URGI in an open market purchase program conducted on LDA's behalf by Goldman, Sachs & Co. As of the date of this amendment, LDA has donated 400,000 shares of URGI Common Stock to a charitable institution unaffiliated with The Limited, Inc.

          Pursuant to the Restated Stockholders' Agreement described in Item 5, LDA and certain other stockholders of URGI agreed to vote their shares of URGI Common

          Stock to elect certain nominees designated by LDA and such stockholders to the Board of Directors of URGI. Under the Restated Stockholders' Agreement, LDA has the right to designate two nominees for election to the Board. LDA may change the nominees designated by it from time to time.

          The information set forth in this Item 4 with respect to the Management Stockholders, with whom the reporting persons share voting power over shares of URGI Common Stock, is based on information received from URGI or such Management Stockholders or otherwise publicly available.

          All the Management Stockholders purchased Common Stock for investment. In addition, Messrs. Benaroya and Remeta purchased Common Stock in order to obtain representation on the Issuer's Board of Directors.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         a. See Items 11 and 13 of the cover pages attached hereto for the aggregate number and percentage of Common Stock held by the reporting persons. Of such aggregate number and percentage, 1,479,420 shares of Common Stock are shares that certain Management Stockholders have a right to acquire, according to information supplied by such Management Stockholders.

         b. See Items 7-10 of the cover pages attached hereto for the number of shares of Common Stock of the reporting persons as to which the reporting persons have the sole or shared power to vote or direct the vote and the sole or shared power to dispose or direct the disposition.

          The following information is provided with respect to the Management Stockholders, as persons with whom the power to vote or direct the vote or to dispose or direct the disposition is shared. The information set forth in this Item 5 with respect to the Management Stockholders is based on information received from URGI or such Management Stockholders or otherwise publicly available.

       NAME:

          See subsection (d) in this Item 5 for the names of persons with whom the power to vote or direct the vote or to dispose or direct the disposition is shared.

          RESIDENCE OR BUSINESS ADDRESS:

          The following is the business or residence address for:

          Raphael Benaroya
       Ellen Demaio
       Bradley Orloff
       George R. Remeta
       Fredric E. Stern

       c/o United Retail Group, Inc.
       365 West Passaic Street
       Rochelle Park, NJ  07662

       Mort Greenberg
       6616 Kings Hollow Court
       Dallas, TX 75248

       Cheryl A. Lutz
       7514 Windbridge Drive
       Apartment 119
       Sacramento, CA 95831

       Jerry Silverman
       3017 Caminito Carboneras
       Del Mar, CA 92014

       PRINCIPAL OCCUPATION:

          The present principal occupation of each of the following persons is employee of United Retail Group, Inc.:

       Raphael Benaroya
       Ellen Demaio
       Bradley Orloff
       George R. Remeta
       Fredric E. Stern

          Mr. Greenberg is retired and is a citizen of the United States.

          Ms. Lutz is an employee of the Issuer and is a citizen of the United States.

          Mr. Silverman is an officer of Sweet Factory, Inc., a chain of retail specialty candy shops, with offices at 10343 Roselle Street, San Diego, CA 07016. He is a citizen of the United States.

          NO CONVICTIONS IN CRIMINAL PROCEEDINGS:

          The reporting persons have no reason to believe that any of the Management Stockholders listed in this Item 5 have during the last five years been convicted in a criminal proceeding.

          NO SECURITIES LAWS VIOLATIONS:

          The reporting persons have no reason to believe that any of the Management Stockholders listed in this Item 5 has during the last five years been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          CITIZENSHIP:

          All the Management Stockholders are citizens of the United States and Mr. Raphael Benaroya is a citizen of the United States and of Israel.

         c. None of the reporting persons effected any transaction involving Shares during the last 60 days.

         d. Limited Direct, Inc. is the sole general partner of LDA. LDA is party to a Restated Stockholders' Agreement, dated as of December 23, 1992, amended as of June 1, 1993 and as of February 1, 1997 (as amended, the "Restated Stockholders' Agreement"), among URGI, LDA and
          the Management Stockholders.   Pursuant to the Restated Stockholders'
          Agreement (also discussed in Item 6(a)), LDA and the Management Stockholders have agreed to act together in connection with the election and removal of members of the Board of Directors of URGI and have agreed (with each other and URGI) to vote against any amendment of the by-laws of URGI not approved in advance by the Board of Directors of URGI. Accordingly, LDA and Limited Direct, Inc. may be deemed to share voting power with respect to shares of Common Stock beneficially owned by the Management Stockholders. LDA and Limited Direct, Inc. disclaim beneficial ownership of all such shares.

          The Limited, Inc. is the owner of 100% of the outstanding capital stock of Limited Direct, Inc. Accordingly, The Limited, Inc. may be deemed to share investment power with respect to shares of Common Stock beneficially owned by LDA and Limited Direct, Inc. and may be deemed to share voting power with respect to shares of Common Stock beneficially owned by LDA, Limited Direct Inc. and the Management Stockholders. The Limited, Inc. disclaims beneficial ownership of all such shares.

          The information set forth in this Item 5(d) with respect to the Management Stockholders is based on information received from URGI or such Management Stockholders or otherwise publicly available.

          The aggregate number of shares of Common Stock individually owned by each Management Stockholder (identifying in a separate column shares of Common Stock which there is a right to acquire upon exercise of vested employee stock options) and the percentage of the Common Stock such aggregate number of shares represents are as follows:

                     Outstanding
       Name         Shares Owned   Vested Options  Total Number  % of Class
------------------  ------------   --------------  ------------  -----------
Raphael Benaroya        1,500,012       1,212,795     2,712,807        20.2%

Ellen Demaio               25,000           8,000        33,000         0.3%

Bradley Orloff             22,000          10,000        32,000         0.3%

George R. Remeta          225,000         248,625       473,625         3.8%

Fredric E. Stern           26,300             -0-        26,300         0.2%

Mort Greenberg              3,500             -0-         3,500           -

Cheryl A. Lutz                 79             -0-            79           -

Jerry Silverman             5,300             -0-         5,300           -

          Other Management Stockholders originally party to the Restated Stockholders' Agreement no longer hold shares of Common Stock.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         a. STOCKHOLDERS' AGREEMENT

          A total of approximately 43.1% of the outstanding Common Stock is held by LDA, an affiliate of The Limited, Inc., Raphael Benaroya, the Chairman of the Board, President and Chief Executive Officer of URGI, Management Stockholders, who, together with URGI and Centre Capital Investors, L.P. ("CCI"), are parties to the Restated Stockholders' Agreement. The Restated Stockholders' Agreement provides, among other things, that the parties shall take such action, including the voting of shares of Common Stock, as may be necessary to cause the Board of Directors to be elected in the following manner:

       (i) the Board of Directors shall consist of nine members, of whom two are persons ("Management Directors") nominated by the Chairman of the Board, two are persons ("LDA Directors") nominated by LDA and five are persons ("Public Directors") who are not affiliates of (i) Benaroya,
                                                                  -
          (ii) certain executives of URGI or (iii) Benaroya's or such
          ---                                 ---
          executives' Permitted Transferees under the Restated Stockholders' Agreement (collectively, "Management Investors") or (iv) LDA, named by
                                                               --
          the Nominating Committee and approved by the Board of Directors;

       (ii) if the holdings of the Management Investors increase to at least 3,010,000 shares of Common Stock (including at least 500,000 additional shares acquired by Mr. Benaroya), the Chairman of the Board shall be entitled to nominate one additional Management Director, for a total Board membership of 10, for so long as he and his family continue to hold at least 500,000 shares of Common Stock, he remains Chairman of the Board and the Management Investors continue to hold at least 2,010,000 shares, provided, however, that in the event the number of shares held by the Chairman (and his family) and the Management Investors fall below 500,000 shares and 2,010,000 shares, respectively, the Chairman shall thereafter nominate two persons, rather than three persons, for election as Directors, and the total Board membership shall be reduced to nine;

       (iii)  in the event of Mr. Benaroya's termination as Chairman of the
          Board under any circumstances, (x) he shall be entitled to nominate
                                          -
          one Director so long as he and his family continue to hold at least
          100,000 shares of Common Stock, (y) one other person, who would
                                           -
          otherwise have been nominated by him as a Director, shall be named instead by the Nominating Committee and approved by the Board of Directors, and (z) if the Board then has 10 members, the Board
                          -
          membership shall be decreased to nine;

       (iv) the right of LDA to nominate shall be reduced to one Director (but the membership of the Board shall not decrease) if its holding of shares of Common Stock falls below 500,000 shares but remains above 100,000 shares and one person, who would otherwise have been nominated by it as a Director, shall be named instead by the Nominating Committee and approved by the Board of Directors; and

       (v) the rights of Mr. Benaroya and LDA to nominate Directors shall expire if their stockholdings fall below 100,000 shares of Common Stock, and, in the case of Mr. Benaroya, he no longer serves as Chairman of the Board; in which case the Director who would otherwise be nominated by such party shall be named instead by the Nominating Committee and approved by the Board of Directors.

          The voting arrangement under the Restated Stockholders' Agreement described above expires on July 17, 1999.

          Pursuant to the Restated Stockholders' Agreement, LDA and the Management Stockholders have also agreed (with each other and URGI) to vote against any amendment of the by-laws of URGI not approved in advance by the Board of Directors of URGI.

          Pursuant to the Restated Stockholders' Agreement, LDA has the right ("Demand Registration Right") on two occasions to require URGI to prepare and file a registration statement under the 1933 Act with respect to up to 2,500,000 shares of Common Stock that it holds. Mr. Benaroya has a similar Demand Registration Right exercisable on one occasion with respect to an offering of not more than 2,687,500 shares of Common Stock. URGI is required to bear the expenses of Demand Registrations. Further, under the terms of the Restated Stockholders' Agreement, in the event that URGI proposes to register any of its securities under the 1933 Act for its own account (subject to certain exceptions), or pursuant to the exercise of a Demand Registration Right, the other parties to the Restated Stockholders' Agreement and certain other stockholders are entitled to include shares in such registration, subject to the right of the underwriters of any such offering to limit the number of shares included in such registration.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit             Description of
       Number                 Exhibit
       ------              --------------

         7 Amendment No. 2 to Restated Stockholders' Agreement, dated as of February 1, 1997.

     SIGNATURE.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 10, 1997


                                  LIMITED DIRECT ASSOCIATES, L.P.
                                  By:  LIMITED DIRECT, INC., as
                                         General Partner


                                  By:  /s/ William K. Gerber
                                       ---------------------
                                        William K. Gerber
                                        Vice President


                                  LIMITED DIRECT, INC.


                                  By:  /s/ William K. Gerber
                                       ---------------------
                                        William K. Gerber
                                        Vice President


                                  THE LIMITED, INC.


                                  By:  /s/ William K. Gerber
                                       ---------------------
                                        William K. Gerber
                                     Vice President, Finance